                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          FREEPORT-MCMORAN SULPHUR INC.
------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   35671R-10-4
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Bruce Berkowitz
                             100 Jericho Quadrangle
                                    Suite 212
                             Jericho, New York 11753
                                 (212) 319-4100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 January 8, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.       35671R-10-4                           Page   2   of   11   Pages
                                                           ------    ------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person  Joel M. Greenblatt
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*         AF, WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                   56,713
  Shares             ___________________________________________________________
  Beneficially                8     Shared Voting Power                682,123
  Owned by           ___________________________________________________________
  Each                        9     Sole Dispositive Power              56,713
  Reporting          ___________________________________________________________
  Person With                 10  Shared Dispositive Power             682,123
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       738,836
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        7.14%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                      SCHEDULE 13D

CUSIP No.       35671R-10-4                           Page   3   of   11   Pages
                                                           ------    ------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                                       Gotham Capital III, L.P.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*         WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                  561,221
  Shares             ___________________________________________________________
  Beneficially                8     Shared Voting Power                      0
  Owned by           ___________________________________________________________
  Each                        9     Sole Dispositive Power             561,221
  Reporting          ___________________________________________________________
  Person With                 10  Shared Dispositive Power                   0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       561,221
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        5.42%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.       35671R-10-4                           Page   4   of   11   Pages
                                                           ------    ------

ITEM 1. SECURITY AND ISSUER

         Securities acquired:  Common Stock, $0.01 par value

         Issuer:  Freeport-McMoRan Sulphur Inc.
                  1615 Poydras Street
                  New Orleans, LA 70112


ITEM 2. IDENTITY AND BACKGROUND

        (a) This Schedule is being filed by Joel M. Greenblatt (hereinafter sometimes referred to as the "Reporting Person") individually, and in his capacity as controlling person of the following entities:

         (i) Gotham Capital III, L.P., a Delaware limited partnership and its wholly-owned subsidiaries ("Gotham III"); and

         (ii) Gotham Capital VI, LLC, a Delaware limited liability company ("Gotham VI").

         (b), (c) and (f) Each of the Reporting Person and other entities described above has a business address of 100 Jericho Quadrangle, Suite 212, Jericho, New York 11753.

         Joel M. Greenblatt is a United States citizen residing in the State of New York whose principal occupation is as General Partner of Gotham III and Manager of Gotham VI.

         Gotham III is a privately owned investment partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         Gotham VI is a privately owned Delaware limited liability company which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

         The source of the funds used to purchase Common Stock of the Issuer on behalf of Gotham III was working capital and margin borrowing through Spear Leeds and Kellogg. The approximate aggregate amount of funds of Gotham III used to purchase such Common Stock was $6,932,477.44 (exclusive of commissions and other expenses, but inclusive of funds used in making purchases of Common Stock subsequently transferred to Mr. Greenblatt and Gotham VI, as set forth in Item 5(c) hereof). The portion of funds used as described above which were provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and unrelated ongoing transactions in Gotham III's account. Working capital was provided by capital contributions of partners and internally generated funds.

CUSIP No.       35671R-10-4                           Page   5   of   11   Pages
                                                           ------    ------




         Gotham VI received its Common Stock of the Issuer as capital contributions from certain of its Members. Accordingly, no funds were directly expended by it to acquire the Common Stock beneficially owned by it.

         Mr. Greenblatt received his Common Stock of the Issuer as a distribution in kind from Gotham III. Accordingly, no funds were directly expended by him to acquire the Common Stock held by him for his own account.


ITEM 4. PURPOSE OF THE TRANSACTION

         The purpose of the acquisition of securities of the Issuer by the Reporting Person and each of the entities controlled thereby is investment. Except as otherwise set forth below, neither the Reporting Person nor any of the entities controlled thereby has any current plans or proposals which would result in any of the following:

     1) acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except for open market or privately negotiated purchases or sales of the Issuer's securities at times and prices determined by the investment objectives of each of the Reporting Persons;

     2) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4)  any change in the present board of directors or managers of the Issuer;

     5) any material change in the present capitalization or dividend policy of the Issuer;

     6) any other material change in the Issuer's business or corporate structure;

     7) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     8) causing a class of securities of the Issuer to be delisted from a national securities exchange;

     9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     10) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial ownership by Joel M. Greenblatt, Gotham III and Gotham VI of Common Stock of the Issuer as of the date hereof is as follows:

CUSIP No.       35671R-10-4                           Page   6   of   11   Pages
                                                           ------    ------






No. of Shares:                     Nature of Ownership                  Percentage of Class
--------------                     -------------------                  -------------------
    56,713                 The record ownership and                            0.55%
                           economic interest in such shares is held
                           by Mr. Greenblatt individually, and he has
                           sole voting and dispositive power with
                           respect thereto.


    561,221                The record ownership and                            5.42%
                           economic interest in such shares
                           is held by Gotham III.  Mr.
                           Greenblatt is the sole general
                           partner of Gotham III and,
                           therefore, may be deemed to
                           have indirect beneficial
                           ownership of, and shared voting
                           and dispositive power with
                           respect to, such shares.


    120,902                The record ownership and                            1.17%
                           economic interest in such shares
                           is held by Gotham VI.   Mr.
                           Greenblatt is the Manager of
                           Gotham VI and, therefore, may
                           be deemed to have indirect
                           beneficial ownership of, and
                           shared voting and dispositive
                           power with respect to, such
                           shares.


==============                                                            ===============
    738,836                                                                    7.14%


CUSIP No.       35671R-10-4                           Page   7   of   11   Pages
                                                           ------    ------




         Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships and individual holdings described above, Joel M. Greenblatt may be deemed to be the beneficial owner of 738,836 shares (7.14%) of the Common Stock of the Issuer.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 10,346,578 outstanding shares of Common Stock of the Issuer reported in the Information Statement of the Issuer dated November 17, 1997.

         (b) Gotham VI and Gotham III each have the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by them. Such voting and dispositive power may be exercised on behalf of Gotham VI by its Manager and on behalf of Gotham III by its general partner. Joel M. Greenblatt is the general partner of Gotham III and the Manager of Gotham VI. Therefore, Joel M. Greenblatt may be deemed to each have shared voting and dispositive power over the 561,221 (5.42%) and 120,902 (1.17%) shares of the Common Stock of the Issuer beneficially owned in the aggregate by Gotham III and Gotham VI.

         In addition, Mr. Greenblatt has sole voting and dispositive power over the 56,713 (0.55%) owned by him for his own account.

         (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows (all such transactions were open market acquisitions of Common Stock except as otherwise indicated):

CUSIP No.       35671R-10-4                           Page   8   of   11   Pages
                                                           ------    ------





  Reporting Person/
  Controlled Entity            Date             No. of Shares        Price Per Share               Total
  -----------------            ----             -------------        ---------------               -----
      Gotham III             12/22/97           28,801(a)                  N/A                      N/A
                             12/23/97           38,200                   12.2814                 $469,149.48
                             12/23/97           37,600                   11.9490                  449,282.40
                             12/24/97           83,500                   12.5809                1,050,505.15
                             12/26/97           21,700                   12.9984                  282,065.28
                             12/29/97           11,500                   13.2500                  152,375.00
                             01/03/98          (47,077)(b)                 N/A                        N/A
                             01/03/98           (9,636)(b)                 N/A                        N/A
                             01/03/98          (16,575)(c)                 N/A                        N/A
                             01/03/98           (3,392)(c)                 N/A                        N/A
                             01/06/98          175,000                    9.7767                1,710,922.50
                             01/08/98           35,500                   11.1056                  394,248.80
                             01/09/98           15,400                   11.1238                  171,306.52
                             01/09/98           50,000                   11.0316                  551,580.00
                             01/12/98            1,300                   11.1250                   14,462.50
                             01/12/98           10,000                   11.2500                  112,500.00
                             01/14/98           25,000                   12.3175                  307,937.50
                             01/15/98          104,400                   12.1278                1,266,142.30

      Gotham VI              01/03/98           16,575(d)                11.7500                 $194,756.25
                             01/03/98            3,392(d)                11.9375                   40,492.00
                             01/03/98           83,800(d)                11.7500                  984,650.00
                             01/03/98           17,135(d)                11.9375                  204,549.06

       Joel M.               01/03/98           47,077(e)                11.7500                 $553,154.75
      Greenblatt             01/03/98            9,636(e)                11.9375                  115,029.75


---------------------------


(a) Acquired in connection with merger of Freeport-McMoRan Resources Limited Partnership and IMC Global, Inc. pursuant to the terms thereof

(b)  Distribution-in-kind to Mr. Greenblatt for his own account

(c) Distribution-in-kind to Mr. Greenblatt for later capital contribution by him to Gotham VI

(d)  Capital contribution of securities to Gotham VI by certain of its Members

(e)  Shares received in distribution-in-kind from Gotham III

CUSIP No.       35671R-10-4                           Page   9   of   11   Pages
                                                           ------    ------




  (d) Not Applicable.

  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing

CUSIP No.       35671R-10-4                           Page   10  of   11   Pages
                                                           ------    ------




After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                             /s/ Joel M. Greenblatt
                                             -----------------------------
                                             Joel M. Greenblatt


Date: January 20, 1998

CUSIP No.       35671R-10-4                           Page   11  of   11   Pages
                                                           ------    ------





                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                          FREEPORT-MCMORAN SULPHUR INC.
                          COMMON STOCK, $0.01 PAR VALUE



         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above-referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 20th day of January, 1998.


                                /s/ Joel M. Greenblatt
                                ------------------------------------------------
                                Joel M. Greenblatt, individually, and as
                                General Partner of Gotham Capital III, L.P., and Manager of Gotham Capital VI, LLC